Via Facsimile and U.S. Mail
Mail Stop 4720

March 4, 2010

Anthony J. Park
Chief Financial Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

Re: Fidelity National Financial, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 6, 2009
File Number: 001-32630

Dear Mr. Park,

         We have completed our review of your Form 10-Q and have no further comments
at this time.

                                                          Sincerely,

                                                          Gus Rodriguez
                                                          Accounting Branch Chief